EXHIBIT 23

Independent Auditors’ Consent

The Board of Directors

Northern Trust Corporation

We consent to the incorporation by reference in the Registration Statements on Form S-3 No. 333-105423 and on Form S-8 Nos. 333-86418, 333-52623, 333-58784, 333-32510 and 333-84085 of Northern Trust Corporation of our report dated January 21, 2004, with respect to the consolidated balance sheet of Northern Trust Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Northern Trust Corporation.

/s/ KPMG LLP

Chicago, Illinois

March 12, 2004